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                          August 7, 2023

       Shalom Arik Maimon
       Interim Chief Executive Officer
       Cuentas Inc.
       235 Lincoln Rd., Suite 210
       Miami Beach, Florida 33139

                                                        Re: Cuentas Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 1,
2023
                                                            File No. 333-273552

       Dear Shalom Arik Maimon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services